UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

Part I

SPECIAL FINANCIAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

For the Period June 30, 2015 (Inception) through December 31, 2015

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10504

Delaware	32-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1519 Connecticut Ave. NW, Suite 200 Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 7. Financial Statements

F-2

Independent Auditor’s Report

To the Members

Fundrise Equity REIT, LLC

Washington D.C.

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Equity REIT, LLC (the Company), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in members’ equity, and cash flows for the period from June 30, 2015 (inception) through December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Equity REIT, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period from June 30, 2015 (inception) through December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

McLean, Virginia

September 7, 2016

F-3

Fundrise Equity REIT, LLC

Balance Sheet

As of December 31, 2015
(Amounts in thousands, except share and per share data)

As of December 31, 2015
ASSETS
Cash and cash equivalents	$—
Subscription receivable	199
Total Assets	$199

LIABILITIES AND MEMBERS’ EQUITY
Commitments and contingencies (see Note 5 – Commitments and Contingencies)

Members’ Equity:
Fundrise Equity REIT, LLC Members’ Equity: Common shares, $10 per share; unlimited shares authorized; 20,000 shares subscribed; 100 shares issued and outstanding	200
Retained Earnings (Accumulated deficit)	(1)
Total Members’ Equity	199
Total Liabilities and Members’ Equity	$199

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Equity REIT, LLC

Statement of Operations

For the Period June 30, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share and per share data)

For the Period June 30, 2015 (Inception) through December 31, 2015
Expenses
General and administrative expenses	$1
Total expenses	$1

Net loss	$(1)
Net loss per basic and diluted common share	$(9.11)
Weighted average number of common shares outstanding, basic and diluted	100

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Equity REIT, LLC

Statement of Members’ Equity

For the Period June 30, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings	Total Company’s
	Shares	Amount	(Accumulated Deficit)	Shareholders’ Equity
June 30, 2015 (Inception)	—	$—	$—	$—
Proceeds from issuance of common shares	100	1	—	1
Subscriptions for common shares not yet issued	19,900	199	—	199
Net income (loss)			(1)	(1)
Balance as of December 31, 2015	20,000	$200	$(1)	$199

The accompanying notes are an integral part of these financial statements.

F-6

Fundrise Equity REIT, LLC

Statement of Cash Flows

For the Period June 30, 2015 (Inception) through December 31, 2015

(Amounts in thousands)

For the Period June 30, 2015 (Inception) through December 31, 2015
OPERATING ACTIVITIES:
Net loss	$(1)
Net cash used in operating activities	$(1)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	$1
Net cash provided by financing activities	$1
Net increase in cash and cash equivalents	—
Cash and cash equivalents, beginning of period	$—
Cash and cash equivalents, end of period	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Subscriptions for common shares not yet issued	$199

The accompanying notes are an integral part of these financial statements.

F-7

Fundrise Equity REIT, LLC

Notes to the Financial Statements

For the Period June 30, 2015 (Inception) through December 31, 2015

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015, as a Delaware limited liability company to invest in and manage a diversified portfolio of commercial real estate properties. Operations commenced February 27, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes.

We intend to operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We plan to hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below). The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2015, the Company has issued shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 100 common shares for an aggregate purchase price of $1,000.  In addition, Fundrise, L.P., an affiliate of the Sponsor, has committed to purchase an aggregate of 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of $199,000 due on a date no later than the date on which we raise and accept at least $1,000,000 in this offering.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations, statement of members’ equity, and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

F-8

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below. As of the date of these financial statements, no such reimbursement costs have been paid to the Manager.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As we are the Sponsor’s second such program, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other eight programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

The Company will not commence any significant operations until it has raised $1,000,000 in the Offering from persons who are not affiliated with the Company or the Sponsor. In the event the minimum number of the Company’s common shares is not sold to the public within 12 months after commencing the Offering, the Company will terminate the offering and will have no obligation to reimburse the Manager or its affiliates for any organization and offering costs. As of December 31, 2015, the Manager has incurred organization and offering costs of approximately $338,260 on behalf of the Company. These costs are not recorded in the financial statements of the Company as of December 31, 2015 because such costs are not a liability of the Company until the minimum number of the Company’s common shares are issued. When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete.

When the Manager requires such reimbursements, reimbursement payments will be made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

F-9

Share Redemptions

The Company intends to adopt a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders.

Pursuant to the anticipated program, the Company may redeem shares with a per share redemption price calculated based on a fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request. The redemption price, as discounted, will then be subject to the following variable price discounts, depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Price After Variable Price Discount (as percentage of per share redemption price)	Effective Redemption Price (as percentage of per share redemption price) (1) (2)
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	95%	92%
2 years until 3 years	96%	93%
3 years until 4 years	97%	94%
4 years until 5 years	98%	95%
5 years until 6 years	99%	96%
6 years or more	100%	97%

(1)	The Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request. The Effective Redemption Price will be rounded down to the nearest 1%, as illustrated in the chart above.
(2)	The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s Net Asset Value (“NAV”) per share will be calculated at the end of each quarter, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, inducing if it believes that such action is in the best interest of the shareholders.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2016. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

F-10

3.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until September 30, 2016, will be based on our net offering proceeds as of the end of each quarter, unless the Manager does not require reimbursement in any particular quarter, and thereafter will be based on our NAV at the end of each prior quarter. During the period June 30, 2015 (Inception) through December 31, 2015, no asset management fees were incurred.

The Company will pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 2.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2015, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also pay the Manager a disposition fee from the liquidation of any of our equity investments in real estate equal to 0.50% of the gross proceeds after repayment of any property-level debt. During the Period June 30, 2015 through December 31, 2015, no disposition fees were incurred.

Fundrise Servicing, LLC

Fundrise Servicing, LLC may receive a fee from 0.00% to 0.50% for the ongoing servicing, property management, and administration of certain loans and investments held by us. The fee is calculated as an annual percentage of the stated value of the asset and is deducted at the time that payments on the asset are made. The fee is deducted from payments in proportion to the split between current and deferred payments. Servicing fees may be waived at Fundrise Servicing, LLC’s sole discretion. As of December 31, 2015, the Company has not paid any servicing fees nor have any servicing fees been accrued to Fundrise Servicing, LLC.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

F-11

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

During the period June 30, 2015 (Inception) through December 31, 2015, the Company did not purchase any investments from Fundrise Lending, LLC. During the period June 30, 2015 (Inception) through December 31, 2015, no fees were incurred or paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the period June 30, 2015 (Inception) through December 31, 2015, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is the sole member of the Company and holds 100 shares as of December 31, 2015.

Executive Officers of Our Manager

As of the date these financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

4.	Related Party Arrangements

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-12

5.	Commitments and Contingencies

Liquidation Support

To mitigate the effect of our lack of assets, revenue and operating history, our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if our liquidating distribution is less than an average annual non-compounded return of at least 20%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500,000
17.1% to 18.0%	$400,000
18.1% to 19.0%	$300,000
19.1% to 19.9%	$200,000
20.0% or greater	$0

For more information regarding the liquidation support of our common shares, please see “Description of Our Common Shares — Distributions” in our Amended Offering Circular filed on January 5, 2016.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

6.	Subsequent Events

Management has evaluated subsequent events for disclosure in these financial statements through September 7th, 2016, which was the date the financial statements were available to be issued.

Offering

We commenced our Offering pursuant to Regulation A of $50,000,000 in common shares on January 6, 2016. The Offering was qualified by the SEC on January 5, 2016.

As of September 3rd, 2016, we had raised total gross offering proceeds of approximately $38.3 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 3.83 million of our common shares. The Offering is expected to terminate on or before January 6, 2018, unless extended by our Manager, Fundrise Advisors, LLC, as permitted under applicable law and regulations.

Fundrise, L.P, member of the Company purchased 19,900 shares on January 14, 2016. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise L.P.

F-13

Organizational, Offering and Related Costs

As a result of the Offering raising in excess of the $1 million threshold, the organizational, offering and related costs paid by the Manager or its affiliates on behalf of the Company are required to be reimbursed by the Company. As of September 7th, 2016, no such reimbursement payments have been made.

New Investments

As of September 7th, 2016, the Company has made investments in real estate assets in the amount of $19,493,986 with remaining capital commitments of $218,500. Of these investments, $1,600,000 are debt related investments, and $17,893,986 are joint venture equity investments.

Distributions

As of September 7th, 2016, the Manager of the Company ratified three distribution declarations based on a daily distribution per share amount (the “Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the related distribution period (the “Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Distribution Period and the distributions were scheduled to be paid within the first three weeks of the end of the Distribution Period.

The table below outlines the Company’s total distributions declared to shareholders and dividends relating to the Sponsor and its affiliates for each of the period (all amounts are in thousands except per share data).

	Shareholders				Related Party Interests
Distribution Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of September 7th, 2016	Total Declared
2016
April 1, 2016 through April 30, 2016	$0.0021917808	$75		$75	$1
May 1, 2016 through June 30, 2016	0.0021917808	217		217	3
July 1, 2016 through September 30, 2016	0.0021917808	580	(1)	—	4
Total	$0.0065753424	$872		$292	$8
(1)	The liability for the third quarter 2016 dividend was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2016 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2016.

Promissory Grid Note

As a means to provide liquidity during capital raising periods, Rise Companies Corp issued a promissory grid note to the Company and its affiliate in the amount of $10,000,000 on March 28, 2016. The loan bore a 2.0 % interest rate and had a maturity date of July 31, 2016. The total drawn between the two noteholders may not exceed $10,000,000. Prior to the maturity of the promissory grid note on July 31, 2016, the Company and its Sponsor entered into an Amended and Restated Promissory Grid Note, whereby the interest rate was increased to 2.5% and the maturity date was extended to October 31, 2016. As of September 7th, 2016, neither the Company nor its affiliate had drawn against the promissory grid note and neither had paid any interest to Rise Companies Corp.

Updates to the Share Redemptions Program

On June 8, 2016 the Company adopted a revised redemption plan. Pursuant to the new plan, for the first eighty-nine days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less any distributions received during that period. Shareholders that redeemed during the introductory period will not allocated any dividends that were declared but unpaid during this period.

F-14

Beginning on the ninetieth day following the settlement of the common shares the Company may redeem shares with a per share redemption price calculated based on the most current Net Asset Value (“NAV”) per share. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Fundrise Equity REIT, LLC: Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0%
90 days until 3 years	97.0%
3 years until 4 years	98.0%
4 years until 5 years	99.0%
More than 5 years	100.0%

(1)	The Effective Redemption Price will be rounded to the nearest $0.01

For more information regarding the updates to the redemption plan, please see the description found in Supplement No. 8, dated June 9, 2016 (as filed with the SEC on June 9, 2016) to the Company’s Offering Circular.

Asset Management Fees

As of September 7th, 2016, the Company has accrued and paid asset management fees of $59,737 to Fundrise Advisors, LLC, Manager, for the first and second quarters of 2016.

Changes in Key Personnel

On February 9, 2016, Fundrise Advisors, LLC, our Manager, terminated Michael S. McCord as its Chief Financial Officer and Treasurer.

On February 9, 2016, our Manager appointed Benjamin S. Miller to serve as its Interim Chief Financial Officer and Treasurer in addition to his current positions. Ben currently serves as Chief Executive Officer, Interim Chief Financial Officer, and Director of our Sponsor and its affiliates.

F-15

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
11.1*	Consent of RSM US LLP

*	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 7th, 2016.

Fundrise Equity REIT, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer, Interim Chief Financial Officer and Treasurer of	September 7th, 2016
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)